

April 28, 2010


Via Email to GallagherJ@SEC.gov
and by Registered Mail


Ms. Leslie Overton
Division of Corporation Finance
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4628

> Re: Green Planet Group, Inc. (Formerly EMTA Holdings, Inc.) request for
> waiver/exemption from filing Form 8-K for acquisition of assets from Easy
> Staffing, Inc. that took place on March 1, 2009
> File No. 333-136583

Dear Ms. Overton,

Background:

1. On March 10, 2009 Green Planet Group, Inc., ("GNPG") through a subsidiary Lumea, Inc. ("Lumea") acquired assets from Easy Staffing Solutions, Inc. and its subsidiaries (collectively "Easy"). Easy was in the employee staffing business providing staff to primarily light industrial businesses in more than 20 states.

2. The acquisition was paid for with a combination of cash, stock, notes and the assumption of certain other notes that were already existing on Easy's books. Also in conjunction with the acquisition Lumea and GNPG recorded intangible assets of Customer Relationships of $3,293,020 and Goodwill of $8,855,747 at the acquisition date. Customer Relationships are being amortized over five years.

3. GNPG filed an 8-K on March 16, 2009 disclosing the acquisition and was supposed to file an amended Form 8-K within 75 days that included the audited financial statements of Easy and its predecessor for the two years ended February 28, 2009 together with pro forma statements for the periods, pursuant to the guidance of Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X.

4. The auditors for GNPG began their audit of Easy almost immediately, as well as commencing the audit of GNPG for its year end March 31, 2009. GNPG filed its annual report on Form 10-K on July 7, 2009 which included one month of operations of Lumea.

5. GNPG has included the operations of Lumea, Inc. and its subsidiaries in the timely filed Form 10-Q's filed by the Company for the periods ended June 30, September 30 and December 31, 2009.

Ms. Leslie Overton
Division of Corporation Finance
Office of the Chief Accountant
United States Securities and Exchange Commission
April 28, 2010
Page 2

6. As part of the review conducted by the Division of Corporation Finance under Mr. Karl Hiller, we received a comment letter dated October 19, 2009 noting the delinquency of the amended Form 8-K for the Easy acquisition. The other comments of their review have been completed, amended filings on Forms 10-K's and 10-Q's have been filed and cleared by Mr. Hiller's Branch.

Subsequent Events and Happenings:

1. The executives of Lumea and GNPG repeatedly asked the former president of Easy, and the president of Lumea for information, documentation and tax returns relating to the payroll, payroll taxes, workmens' compensation coverage and claims, income, penalties and interest, and ownership of Easy's common stock.

2. The auditors of Easy also repeatedly asked for the same material.

3. The parties were repeatedly told that such information and returns would be forthcoming.

4. As a result of the failure to deliver the required document and representations, together with other disclosures and discoveries, the president of Lumea, Mr. Blake, was put on 30 day suspension on March 30, 2010 and unless deficiencies were cured within that time Mr. Blake's suspension would result in termination by the Board of Directors of Lumea on April 30, 2010.

5. The Board of Directors of Lumea has reason to believe that the documents that were requested were either erroneously filed or never filed with the respective governmental agencies. They further believe that Easy and its predecessors failed to pay some of the employment taxes when due or knowingly under reported the amounts due.

6. Lumea was served with a writ of garnishment with respect to amounts due Easy by one of the workmen's compensation carriers, and believe that other similar documents may have been filed. Mr. Blake, as president of Easy, has apparently failed to answer or defend these claims on behalf of Easy or its predecessors.

7. Lumea believes that the original information provided to it by Easy was materially misstated and misrepresented the true nature of the operations of Easy. As a result, Lumea has notified Easy that it does not intend to make any additional payments under the notes to Easy, seeks rescission of the transaction or at a minimum cancellation of the remaining balances on the notes. Rescission is probably not a realistic alternative at this point.

Ms. Leslie Overton
Division of Corporation Finance
Office of the Chief Accountant
United States Securities and Exchange Commission
April 28, 2010
Page 3

8. As a result of the failure by Easy to provide the accurate information necessary to file the Form 8-K, GNPG has been irreparable damaged by preventing it from filing registration statements or public offerings to raise needed equity or long term debt funding.

9. GNPG is currently evaluating the impact on the consolidated financial statements of a rescission, termination or modification of the purchase price and the ramifications of such undertakings. GNPG would expect to complete this analysis and application of GAAP standards by the required filing date of the Form 10-K for the year ended March 31, 2010.

10. Lumea and GNPG do not believe that the audits can be completed by any reasonable means due to the nature of the items that are needed and the adversarial relationship that currently exists with the primary owner of the Easy.

We have attached as Exhibit 1 the letter of resignation of Semple, Marchal & Cooper, LLP from the audits of Easy Staffing Services, Inc., Easy Staffing Solutions, Inc. and ESSI, Inc. for the years ended February 28, 2009 and 2008. We have attached as Exhibit 2 the letter from the Board of Directors of Lumea to Easy Staffing, Inc. and Exhibit 3 is the suspension letter addressed to Mr. Blake.

Based on the above, we respectfully request exemption from filing of the above referenced Form 8-K based on the inability to obtain the necessary information, to allow the comment letter to be closed by the Mr. Karl Hiller's Branch as soon as practicable.

If you need any additional information, clarification or status of the resolutions please contact the undersigned by phone at 480.443.0500, by email at JMarshall@GreenPlanetGroup.com, by facsimile at 480.948.8632 or by mail at 8260 E. Raintree Dr., Suite 3, Scottsdale, AZ 85260.

Thank you in advance for your attention to this matter which is beyond the control of the Registrant to comply with.

Respectfully,

James C. Marshall
Chief Financial Officer
Green Planet Group, Inc.
Lumea, Inc.

Exhibit 1

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS





2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867 **ALLIANCE**

April 23, 2010

James Marshall, Chief Financial Officer
Green Planet Group, Inc.
7430 East Butherus Drive, Suite D
Scottsdale, Arizona 85258

Re: Professional Services Provided for Lumea, Inc.

Dear Mr. Marshall:

This letter serves as our notification to Green Planet Group, Inc. ("Green Planet") that effective this date, Semple, Marchal & Cooper, LLP ("SMC") is resigning as the auditors of Easy Staffing Services, Inc. and Easy Staffing Solutions, Inc. ("Easy") and ESSI, Inc. ("ESSI") for the fiscal years ended February 28, 2009 and 2008, such audits being performed on behalf of Lumea, Inc.

In our attempt to complete the audits of Easy and ESSI, SMC requested access to certain financial and accounting information for the subject companies. The former management personnel of Easy and ESSI failed, and refused, to provide the requested information to SMC. SMC also made inquiries of the former management personnel of Easy and ESSI in regard to the financial position and results of operations as at and for the periods ended February 28, 2009 and 2008. SMC was provided contradictory statements and erroneous information by management in relation to the inquiries it made in regards to the assets, liabilities, equity, and business operations of Easy and ESSI.

SMC requested that the former management personnel of Easy and ESSI provide a standard management representation letter confirming the validity and accuracy of the financial statements of Easy and ESSI as provided to SMC, amongst other representations. Cliff Blake, as the former President of Easy and ESSI, refused to provide the management representations requested by SMC. Under Generally Accepted Auditing Standards ("GAAS"), AU Section 333, SMC is required to receive such representation from management. The lack of a management representation letter is a violation of GAAS.

Based on the foregoing scope limitations, SMC was unable to complete the audits of the corporate financial statements for Easy and ESSI for the fiscal years ended February 28, 2009 and 2008. Additionally, based on the inconsistencies found in the documentation provided to SMC personnel and the contradictory statements made by Easy and ESSI management, SMC is not able to rely on the representations of the management of Easy and ESSI and is therefore unable to render an opinion in regard to the subject corporate financial statements.

Sincerely,

Robert M. Semple, CPA

CC: Steven D. Marchal, CPA
       Deborah A. Tutrone, CPA

- Your active recruitment of employees of the Company to support you in disputes with the Company's CEO or Board is fundamentally incompatible with your duties as President of the Company.
- Your failure to develop and implement a sales and marketing strategy has resulted in a substantial reduction of revenues.
- Your failure to implement a comprehensive cost reduction program as directed has resulted in unsustainable loses. If allowed to continue, the Company would cease to be a viable entity.
- Your delivery of a default notice to Lumea is in direct conflict with your responsibility as President of the Company, especially when you have actual knowledge that the Company is acting in accordance with a lawful court order.

As specified in your employment agreement, you have 30 days from today (March 30, 2010) to correct your performance failures. Also, the Board has determined that it's in the Company's best interest that you take a leave of absence for the next 30 days allowing you to concentrate on your personal, Easy Staffing, ESSI and Excel Issues and develop an operational plan to move Lumea forward in a profitable environment. Note that during this leave of absence; please do not have any contact with customers, employees, vendors, company attorneys or consultants.

The Board will schedule a meeting on April 30, 2010 to evaluate your progress and resolutions of the above matters and re-evaluate your relationship with Lumea and then determine how to best proceed.

Sincerely,

Edmond L. Lonergan, CEO/Chairman/Director

James C. Marshall, Director

Exhibit 2

LANE & EHRLICH, LTD.

A Professional Corporation
Attorneys & Counselors at Law
4001 North Third Street, Suite 400
Phoenix, Arizona 85012
Phone: (602) 264-4442
Fax: (602) 264-5006

Robert L. Lane
boblane@le-law.com

March 31, 2010

SENT VIA CERTIFIED MAIL AND U.S. MAIL

Easy Staffing Services, Inc.
c/o Clifford Blake
9724 E. Jagged Peak Road
Scottsdale, AZ 85262

Re: Notice of Default Under Asset Purchase Agreement dated March 1, 2009

Dear Mr. Blake:

Please be advised that the Board of Directors of Lumea, Inc. held a Special Meeting yesterday, March 30, 2010.

The Board determined that Easy Staffing Services, Inc. ("Easy Staffing") has breached the terms of the Asset Purchase Agreement by not fulfilling its obligations and representations under the Agreement.

Lumea, by and through its officers, has made reasonable demands for records and information in connection with its audit. Not only have the demands not been met, but it now appears that there have been material misrepresentations and acts by Easy Staffing to compromise the acquired business.

At this time, it is unknown whether the damages exceed the amount due to Easy Staffing. Until such time as Lumea's damages are ascertained, no additional payments will be made under the Promissory Note.

Lumea is still waiting for the Asset Purchase Agreement's exhibits which have not been provided.

Very truly yours,

LANE & EHRLICH, LTD.

Robert L. Lane

RLL/kjr
cc: Edward L. Lonergan, CEO
        Jim C. Marshall, CFO
        Easy Staffing Services, Inc., c/o Harvard Business Services, Inc., Resident Agent

Exhibit 3



March 30, 2010

Mr. Clifford Blake
9724 E Jagged Peak Rd
Scottsdale, Az 85262

      Re: Employment Agreement between Lumea, Inc. (the "Company") and Cliff
Blake

Dear Mr. Blake,

      Our records indicate that you have been a director of Lumea, Inc. since March 1,
2009. However, based on your email received March 30, 2010 in response to the Notice
of Special Meeting, we have accepted your resignation as a director as of today.

      Subsequently, the Board of Directors has met and determined that you are guilty
of gross negligence as defined in your Employment Agreement (see paragraph 4 (b) (i)
C) for your willful and continued failure substantially to perform the Employee's duties
with the Company.

      The following details the specific areas where you failed to perform your duties:

- You have not devoted your full-time effort to the business and affairs of the
  Company as it is clear that you have been distracted by the IRS investigations into
  your civil and potential criminal liability for employee trust funds during your
  previous employment for Easy Staffing Services, Inc. or other Companies.
- As President of Lumea you have failed to assist us in obtaining the necessary
  documentation that Lumea and its auditors need and are entitled to under the
  Asset Purchase Agreement to enable them to complete the audits of EASY, ESSI
  and affiliates as required by the APA and to allow the parent company to meet its
  obligations under Securities and Exchange filing requirements.
- You have not used your best efforts to carry out the responsibilities of a President
  of the Company faithfully and efficiently and, instead, have on more than one
  occasion, deliberately disrupted the operations of the Company and threatened to
  destroy the Company, which activities are fundamentally incompatible with the
  duties of the President of the Company.
- Your prior civil malfeasance with respect to trust funds, and potential criminal
  liability there under, make it impossible for you to continue as president of a
  wholly–owned subsidiary of a publicly traded Company without causing
  irreparable damage to the Company and its parent.

- Your active recruitment of employees of the Company to support you in disputes with the Company's CEO or Board is fundamentally incompatible with your duties as President of the Company.
- Your failure to develop and implement a sales and marketing strategy has resulted in a substantial reduction of revenues.
- Your failure to implement a comprehensive cost reduction program as directed has resulted in unsustainable loses. If allowed to continue, the Company would cease to be a viable entity.
- Your delivery of a default notice to Lumea is in direct conflict with your responsibility as President of the Company, especially when you have actual knowledge that the Company is acting in accordance with a lawful court order.

As specified in your employment agreement, you have 30 days from today (March 30, 2010) to correct your performance failures. Also, the Board has determined that it's in the Company's best interest that you take a leave of absence for the next 30 days allowing you to concentrate on your personal, Easy Staffing, ESSI and Excel Issues and develop an operational plan to move Lumea forward in a profitable environment. Note that during this leave of absence; please do not have any contact with customers, employees, vendors, company attorneys or consultants.

The Board will schedule a meeting on April 30, 2010 to evaluate your progress and resolutions of the above matters and re-evaluate your relationship with Lumea and then determine how to best proceed.

Sincerely,

Edmond L. Lonergan, CEO/Chairman/Director

James C. Marshall, Director